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EXHIBIT 99.1

news release

FALCONBRIDGE ANNOUNCES WEBCAST OF SECOND QUARTER 2005
FINANCIAL RESULTS CONFERENCE CALL

TORONTO, July 6, 2005 — Falconbridge Limited (TSX: FAL.LV; NYSE: FAL), the company recently formed from the amalgamation of Noranda and Falconbridge, announced today that it will webcast on a live, listen-only basis, its second quarter financial results conference call on Friday July 29, 2005 at 1:00 p.m. EDT. The results for the Company will be released via CCNMatthews on Friday July 29, 2005 at approximately 10:00 a.m. EDT.

During the meeting, senior management from the Company will review second quarter financial and operating results. The live, interactive webcast and slide presentation will be accessible at www.falconbridge.com under the "Investors" section.

If you are unable to participate during the live webcast, the call will be archived on Falconbridge's website at www.falconbridge.com.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 16,000 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on The New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

For further information:
Tracey Wise
Manager, Investor Relations
Falconbridge Limited
416-982-7178
tracey.wise@toronto.norfalc.com

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FALCONBRIDGE ANNOUNCES WEBCAST OF SECOND QUARTER 2005 FINANCIAL RESULTS CONFERENCE CALL